PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Arygin Corporation

13155 Noel Rd
Suite 900
Dallas, TX 75240

https://www.arygin.com



20000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 2,140,000 shares* of Common Stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See early bird investor bonuses below.

Minimum 20,000 shares of Common Stock ($10,000)

Company	**Arygin Corporation**
Corporate Address	Arygin Corporation 13155 Noel Rd. Suite 900 Dallas, TX 75240
Description of Business	Development of Social TV App and Device - a media streaming app & device that allows people to watch movies that are in theaters, lowering pay-per-view cost, theatrical performances, and live concerts, & live tv in the home while focusing on decreasing media piracy.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$100

EARLY BIRD INVESTOR BONUSES

1st Day

Investors who invest in the first 24 hours will receive 50% bonus shares.

2nd Day

Investors who invest in the 24-48 hours window will receive 30% bonus shares.

3rd Day

Investors who invest in the 48-72 hours window will receive 20% bonus shares.

Example:

If you invest $5,000 in the first 24 hours, you will receive 10,000 shares

with a 50% bonus shares of 5,000, so your total shares will be

15,000 shares for your investment of $5,000.

Perks*

* ALL INVESTORS *

*1 Entry for every 100 shares purchased

*100 Winners **(excluding Level 2 - 5 Perks, because beta testing seat is included)** will be selected within 90 days of completion of fundraising to participate in our beta pilot program.

*Offer excludes family and friends of Arygin employees

*Arygin ONE & TOUCH anticipated to begin shipping by late 2021(Anticipated)

*Award of Arygin Project is contingent on the success of Arygin Project starting production

Your investment over $100 or more will equal the number of purchase codes you will receive.

All the perks will follow as guided under their perk tier.

Level 0 Perks:

Less than $999 Investment

INVESTMENT MATCH PURCHASE CODES

10% OFF DEVICE PURCHASE PRICE

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 1 Perks:

$1000+ Investment

INVESTMENT MATCH PURCHASE CODES

25% OFF DEVICE PURCHASE PRICE

(1) Arygin Never Compromise Tee

1 Year Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 2 Perks:

$5000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

(1) Free Device

2 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

Device Product (Anticipated Release Date January 1, 2021)

Level 3 Perks:

$10,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

5 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

Level 4 Perks:

$25,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

10 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

Level 5 Perks:

$50,000+ **Investment**

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

Free Lifetime Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

All perks occur after the offering is completed.

Purchase Code Perks

All investors will receive Purchase Codes to match their investment.

All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Arygin Corporation is a media streaming, advertising, and tv analytics services for media content. The company will be developing media streaming system to compete in the media streaming market. Arygin Corporation will also be developing a universal touchscreen remote to go with our system . Our media streaming services are intended to compete in the marketplace by offering a competitive price, lower cost of ownership, and greater cinema experience. Arygin ONE product line will be built to order, and can be configured and purchased through our online portal.

Current development stage of our product/service.

Wireframes for the mobile and tv app has been completed with minimum counting algorithms. Development for prototype device will not begin until $25,000 deposit has been made.

Sales

Arygin Corporation does not currently have any sales. Arygin Corporation does plan to begin marketing and taking pre-orders for the "Arygin ONE" at an anticipated future date of January 1, 2021.

Supply chain

Arygin Corporation is in the early stages of establishing partnerships. It should be expected that Arygin Corporation will have license content holders located at multiple locations around the world, where specific expertise in components resides. Arygin will complete final assembly of the product in the United States of America or China.

Customer Base

Arygin Corporation sells to current and future owners of cord-cutters or media streaming customers. Our customers may include, but are not limited to the below personas.

Senior Citizens - An elderly individual who is no longer mobile or living in an assisted living home.

Single Parents - An individual who is the only primary caregiver of their child, that can no longer spend time at the theaters.

Large Families - This is for a household of 4 or more, making their movie night to expensive to attend at their local theaters.

Disabled Citizens - These are the individuals who have limited seating and transportation, when it comes to the movie theaters.

Competition

There are several competitors in the media streaming industry. Our competitors have many different variations of service available to offer customers. No major incumbent streaming service has committed to a pay-per-view model for the home consumers.

NETFLIX - is the subscription service that is changing the way we consume traditional media. From series like Stranger Things, Narcos and Black Mirror Netflix have been able to become a titan of the media industry, with more than a hundred and fifty thousand members across the globe. With three simple subscription plans (basic, standard and premium) from $8 to $14, Netflix has been able to become a multi-billion dollar unicorn with more than a hundred fifty billion.

HULU - is an online streaming service co-owned by Disney, 21st Century Fox, and Comcast/NBCUniversal. The platform offers its 17 million paying subscribers (it has a total audience of 54 million unique viewers) access to both an extensive subscription video-on-demand library of TV shows and movies as well as a live TV package that it launched in 2017.

ROKU - premium channels from CBS Corp's Showtime, Lionsgate-owned Starz and Noggin from Viacom Inc among others will be available to viewers of the Roku Channel, a free video service offered to owners of Roku streaming video devices.

PRIME VIDEOS - offers thousands of movies and TV shows, including popular licensed and self-published content plus critically-acclaimed and award-winning Prime Originals like The Grand Tour, The Marvelous Mrs. Maisel and The Tick, Amazon Original Movies such as Academy Award-winning Manchester by the Sea, The Big Sick and The Salesman and kids series, Tumble Leaf, available for unlimited streaming as part of an Amazon Prime membership. Prime Video is also now available to customers in more than 200 countries and territories around the globe at www.primevideo.com.

KODI - (formerly XBMC) is a free and open source media player application developed by the XBMC/Kodi Foundation, a non-profit technology consortium. Kodi is available for multiple operating-systems and hardware platforms, featuring a 10-foot user interface for use with televisions and remote controls. It allows users to play and view most videos, music, podcasts, and other digital media files from local and network storage media and the internet.

VUDU - Disc to Digital service comes at a cost, but it's pretty small: it's $2 to convert a DVD to an SD digital copy or a Blu-ray to an HDX digital copy. You can also upgrade DVDs to digital HDX copies for $5. That adds up if you decide to convert your entire movie library, but it's a lot cheaper than buying new digital copies of everything. Taking your discs digital is easy. Using the Android app or your web browser, simply take a picture of the barcode on the movie box. If it's available digitally (not everything is), all you have to do is pay the fee and the content will show up in your Vudu library.

Indebtedness

RELATED PARTY DEBT

In 2018, the Company borrowed $81,000 from a related party for the purpose of funding continuing operations ("the Related Party Loan". The Related Party Loan accrues interest at the rate of 2% per annum and is payable on the demand by the lender.

The team

Officers and directors

GIOVANNI AUSTIN	Director, President, & CEO
JODY HASSEMER	Chief Financial Officer

GIOVANNI AUSTIN
Full-Time Employee - September 2018 - Current Arygin Corporation Giovanni Austin's professional life has been spent more than 15 years in the technology field. Over his many years as a developer and application engineer, Mr. Austin has also worked as a Creative Director for Tega Technologies in 2012 - 2014 designing, developing, and testing applications for multiple companies, including 5 Fortune 500 automobile companies. Currently he working at 1000Bulbs.com since 2014 (primary position) as a Senior Ecommerce Developer and Founder & CEO at his startup Arygin Corporation. Giovanni has started several companies and sold them for profit, always finding solutions to meet customer needs has been a way for him to be successful.

JODY HASSEMER
Full Time Employee (40 hrs a week) - September 2018 - Accountant at Arygin Corporation 2001 - 2016 CFO/Director at Integra Realty Resources 2016 - 2018 Finance Manager at JLL 2018 - Current Principal at Overwatch Fund (primary position) Responsible for human resources and accounting/finance functions. Actively

participated in mergers and acquisitions, as well as day to day operations. Financial reporting and budgeting, payroll, commission calculations, best practices, accounting system implementation. Carefully monitored and maintained gross margin through economic cycles. Manged operations (human resources, accounting and finance) of a commercial real estate company for over 16 years. Participated in mergers and acquisitions, best practice procedures, and held positions on the Executive Board and Compensation Committee. * Skilled at supporting team members in fast paced environment * Successfully maintained margins through economic cycles * Strong leadership and communication skills * Successful in recruiting quality staff and managing benefit plans * Highly autonomous and self directed * Selected as CFO of the year by the Fort Worth Business Press in 2010

Number of Employees: 12

Related party transactions

In 2018, the Company borrowed $81,000 from the founder for the purpose of funding continuing operations ("the Related Party Loan"). The Related Party Loan accrues interest at the rate of 2% per annum and is payable on the demand by the lender.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our attempted patents and other intellectual property could be unenforceable or ineffective. Market responses to our strategies could deem ineffective.** There is a wide range of advertising opportunities and our platform, although unique, will see competition from others that have already acquired market share. Future applications for patents could be denied preventing the company from utilizing a unique market opportunity. Also 9 provisional patents have been filed with the USPTO under Giovanni Austin, the patents will be immediately transferred to the company "Arygin Corporation", if the company raises $1,000,000.
- **There are several potential competitors who are better positioned than we are to take the majority of the market and provide resistance to our growth.** We will compete with larger, established media streaming companies, who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company. There are certain risks to a company at this stage that are not apparent upon creation. We will approach all risk with caution and communicate clearly with all parties involved on how to mitigate said risk properly.** It has no history, no clients, no revenues. If you are investing in this

company, it's because you think the platform is a good idea and that the company will secure the exclusive marketing and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to continue with operations until profits sustain all operating expenses.** We estimate that we will require at least $1,000,000 to continue operations at Arygin Corporation for 12 months. We believe that we will be able to finance the commercial production of Arygin Product Line through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **The Company may be harmed if it fails to protect its intellectual property properly.** The success of the Company's business depends, in part, on its intellectual property, including statutory copyright, trademark, and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. Nevertheless, these resources afford only limited protection and the actions the Company takes to protect its intellectual property rights in the United States, may not be adequate. The Company cannot assure you that it has secured or will be able to secure, appropriate protections for all of its proprietary rights. In particular, third parties may infringe or misappropriate the Company's proprietary rights or other intellectual property rights, and its trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on its business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent the Company's patents, trademarks, and other intellectual property rights. In addition, litigation may be necessary to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in the Company's favor, and any such litigation may be costly and may divert management attention as well as other resources away from its business. An adverse determination in any such litigation will impair the Company's intellectual property rights and may harm its business, prospects, and reputation. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

- **Our path to profitability depends heavily on market acceptance for our platform.** Our ability to continue as a going concern for the next 36 months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Our business projections and profits are only estimates given by the Chief Executive Officer and accountant.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Arygin Corporation has priced the services at a level that allows the company to make a profit and still attract business.

- **Our new products could fail to achieve the sales traction we expect.** The company may explore the opportunity of releasing and developing new or other products. These products could fail to achieve traction therefore affecting the entire company. We believe it is necessary to continue expansion and development of the company, but this could result in more than those products being affected by failed products and initiatives.

- **Our CEO will receive a compensation for work completed.** The CEO of Arygin will receive compensation based on a fixed amount for projects needed. In consideration for services rendered, other employees or contractors shall be entitled to reasonable and customary fixed, deferred, or contingent compensation, whether paid directly to the employees or contractors from third parties or from the Company. Their duties will include: management of design/development/marketing, investor relations, daily operations management, strategic and future planning management, revenue channel management, vendor/supplier relations, among other items not described here.

- **This Offering includes forward-looking information** THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Giovanni Austin, 51.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,500,000

Common Stock

The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 10,500,000 shares currently outstanding.

Stock Options

The company has authorized a total of 1,000,000 shares of common stock for stock option pool with a vested date 09/14/2023.

Voting Rights

The holders of shares of the Company's common stock, $0.50 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed a brand and company marketing campaign, which we do not anticipate occurring until April 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 24 - 36 months if we reach our offering maximum.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. With our Media Streaming Platform, we expect user acquisition to have a variable cost basis. For every user that registers as a subscribers, the expectation is to receive a portion of their contacts as potential audience reach for our service. So, ratios for user growth will include 3 components: Movie Studios, Application Platform Users, and Advertisers. We have proprietary calculations based on user ratios, industries, and supply and demand curves targeting specific revenue per user amounts. 30% of our gross revenue will be used for user acquisition to keep our growth rate at 30% month over month. There is a somewhat linear relationship between Movie Studios participation, site user acquisition, and its cost to maintain both. A user base of over 1 million will signal penetration in multiple markets whether geographic or industry specific and we feel that milestone will be a strong indicator of our ability to manage user acquisition cost and the interest of our core product.

When we get the minimum amount, we will start social advertising for brand awareness and pay deposit to our patent lawyer for provisional patent applications. If we get the maximum amount under Reg CF we will pay deposit to start on the working prototype, we'll make the down payment when we've raised a total of $100,000..

$10,000 Raised - Social Advertising as well as Provisional Patent Application

$50,000 Raised - $25,000 Deposit Deposit To Prototyping and Design Firm to Commence Work (Anticipated 8 - 12 month of development)

$100,000 Raised - File for our other supporting Provisional Patent Applications as well as building the Application Infrastructure

$250,000 Raised - $50,000 Deposit to Design and Prototyping Firm once approved for next stage of Development, as well as a $50,000 deposit for the application microservices, $10,000 to social Marketing Creating Brand Awareness

$500,000 Raised - $150,000 Deposit for development of Vizio, Samsung, LG Smart TV applications (Anticipated 6 - 8 month of development)

$1,000,000 Raised - Amazon AWS integration for testing, staging, and production application and small run of manufacturing units to be tested

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Reaching our minimum capital target would supplement our marketing efforts for 1 month. Reaching our maximum of $1,070,000 would allow for an operating expense budget of 24 - 36 months. Arygin also has a $41,200 line of credit available, provided by the founder, if needed.

Indebtedness

In 2018, the Company borrowed $81,000 from the founder for the purpose of funding continuing operations ("the Related Party Loan"). The Related Party Loan accrues interest at the rate of 2% per annum and is payable on the demand by the lender.

Recent offerings of securities

- 2018-09-14, Section (4)a, 10500000 Common Stock. Use of proceeds: Founders Stock to start the company, Working Capital.

Valuation

$5,750,000.00

We recently conducted a valuation on February 20, 2019 through the Equidam software as a basis for our valuation analysis and we received a valuation of $9,773,370, the assets or factors was based on our technology, our product, limited competition, the strength of our team, team year of experience, and DCF models. The Board believe that despite such a valuation on Equidam, a pre-money valuation of $5,750,000 is more adequately and fairly represents the valuation of the company.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$10,700
Net Proceeds	$9,400	$1,059,300
Use of Net Proceeds:		
Prototype Development	$0	$125,000
Application Infrastructure	$0	$100,000
Marketing	$3,400	$25,000
Provisional Patents	$5,500	$75,000
TV Streaming License	$0	$400,000
Manufacturing	$0	$250,000
Working Capital	$500	$84,300
Total Use of Net Proceeds	$8,900	$975,000

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.arygin.com/annual_reports in the "footer section" labeled "annual reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Arygin Corporation

[See attached]

ARYGIN CORPORATION, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018

January 29, 2019



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arygin Corporation
Denton, TX

We have reviewed the accompanying financial statements of Arygin Corporation, which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 29, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ARYGIN CORPORATION
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

CURRENT ASSETS

Cash	$	200
TOTAL CURRENT ASSETS		200
TOTAL ASSETS		200

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Related Party Loan	81,000
TOTAL LIABILITIES	81,000

SHAREHOLDERS' EQUITY

Common Stock (20,000,000 shares authorized; 10,500,000 issued, $.00001 par value)	105
Additional Paid in Capital	50,095
Retained Earnings (Deficit)	(131,000)
TOTAL SHAREHOLDERS' EQUITY	(80,800)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 200

ARYGIN CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Operating Expense		
Research & Development	$	66,116
Legal & Professional		53,400
Advertising & Marketing		6,338
General & Administrative		5,146
		131,000
Net Income from Operations		(131,000)
Net Income	$	(131,000)

ARYGIN CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(131,000)
Net Cash Flows From Operating Activities		(131,000)
Cash Flows From Financing Activities		
Related Party Loan		81,000
Issuance of Stock		50,200
Net Cash Flows From Investing Activities		131,200
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		200
Cash at End of Period	$	200

ARYGIN CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
_____

Beginning Equity	$ -
Issuance of Common Stock	50,200
Net Income	(131,000)
Ending Equity	$ (80,800)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Arygin Corporation ("the Company") is a corporation organized under the laws of Delaware. The Company develops software for media streaming, advertising, analytics including data science, bigdata, and data analysis.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019 and is actively attempting to identify other sources of capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 29, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Research and Development

The Company applies ASC 730 Research and Development. The Company records research and development costs as expenses in the year incurred through the point when the project associated with such expenses reaches commercial viability. After that, expenditures may either be capitalized or treated as a current expense, depending on the nature of the expenditure.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating loss during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2018 will remain subject to review by the Internal Revenue Service until 2022.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2018 will remain subject to review by that State until 2022.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- RELATED PARTY DEBT

In 2018, the Company borrowed $81,000 from a related party for the purpose of funding continuing operations ("the Related Party Loan". The Related Party Loan accrues interest at the rate of 2% per annum and is payable on the demand by the lender.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 29, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine

Discover Investments | Edit My Campaign | Blake A.

Arygin Corporation is pending **StartEngine Approval.**

0
Investors
$0.00
Raised of $10K - $1.07M goal
ARYGIN
Arygin Corporation
Patent Pending Media Streaming Service
Small OPO
Dallas, TX
Electronics
Accepting International Investment



Overview | Team | Terms | Updates | Comments | Share

THE FUTURE OF STREAMING

WE ARE RAISING $1 MILLION DOLLARS TO DEVELOP OUR WORKING PROTOTYPE FOR THE ARYGIN PROJECT.

Also 9 provisional patents have been filed with the USPTO under Giovanni Austin, the patents will be immediately transferred to the company "Arygin Corporation", if the company raises $1,000,000.



Computer generated image, final product may vary"

"Vision without action is merely a dream. Action without vision just passes the time. Vision with action can change the world."

- Joel A. Barker



Images are an example of how our our product is intended to work. Product is currently pre-prototype.

"To create a better future, we need to create better solutions. We created Arygin Corporation because we believe that the media streaming industry are some of the most enjoyed and desired media alternatives on the market, and the one system that can benefit significantly from media streaming is Arygin. If we're going to deliver the ultimate streaming product and service, the movie fans must never compromise."
- Giovanni Austin, Founder

Arygin is building the ultimate media streaming device and service, with unprecedented capabilities, at a reasonable price. We believe for every problem that exist in the movie industry, there is a solution for it. Our goal is to bring back the excitement and affordability to cinema pricing while leaping past the present and towards the future of media streaming services.

DEVELOPMENT STAGE

We are raising funding to finish development of our prototype Arygin and application platform. We have completed our feasibility studies, developed small-scale prototypes of critical capabilities: such as counting algorithms, completed preliminary industrial product design concepts, and are looking to design and build our full-scale media streaming device prototype and the application infrastructure.

INVESTMENTS

$0.50/share of Common Stock │ When you invest you are betting the company's future value will exceed $10M.

PERKS FOR INVESTORS*

* ALL INVESTORS *

*1 Entry for every 100 shares purchased
*100 Winners **(excluding Level 2 - 5 Perks, because beta testing seat is included)** will be selected within 90 days of completion of fundraising to participate in our beta pilot program.
*Offer excludes family and friends of Arygin employees
*Arygin ONE anticpated to begin shipping by March 1, 2021
*Award of Arygin Project is contingent on the success of Arygin Project starting production

Your investment will equal the number of purchase codes you will receive.
All the perks will follow as guided under their perk tier.

PERKS

Level 0 Perk

Less than $999 Investment

INVESTMENT MATCH PURCHASE CODES
10% OFF DEVICE PURCHASE PRICE

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 1 Perk

$1000+ Investment

INVESTMENT MATCH PURCHASE CODES
25% OFF DEVICE PURCHASE PRICE

(1) Arygin Never Compromise Tee

1 Month Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 2 Perk

$5000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

(1) Free Device

2 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

Device Product (Anticipated Release Date January 1, 2021)

Level 3 Perk

$10,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

5 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

Level 4 Perk

$25,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

Level 5 Perk

$50,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST	INCLUDED IN BETA TEST
(1) Free Device	**(1)** Free Device
10 Years Free Premium Subscription	**Free Lifetime Premium Subscription**
A special invite to the public unveiling event of the Arygin ONE and Services.	A special invite to the public unveiling event of the Arygin ONE and Services.
A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.	A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.
With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.	With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.
Device Product (Anticipated Release Date January 1, 2021)	*Device Product (Anticipated Release Date January 1, 2021)*

*All perks occur after the offering is completed.

WHAT ARE PURCHASE CODES?

Purchase codes are to reserve and purchase your device. Without a purchase code, the consumer can not purchase this exclusive product. Investors can sell or giveaway their purchase codes to whoever they choose. Arygin product can only be purchased with a validated purchase code.



If you invest a **$100**, you will receive 100 purchase codes. These purchase codes allow participants of our investors to reserve their device. It will cost **$5** to reserve a device and that price will be subtracted from your purchase price. Purchase Codes can be given away or sold, or be used however the investor see fit. Purchase Codes was created for Arygin serious buyers only.

"Validated Purchase Codes is a one-time use only! Please let your friends, family, & buyers know, if they enter the purchase codes, they will have to proceed with reserving a device. Otherwise the code will become invalid, once they leave the reservation page for any reason. This process is to weed out unnecessary buyers from program."

Demo of Purchase Codes & How They Work

PURCHASE CODE PERKS:
1. **You need a purchase code to reserve a device, without a purchase code you can not buy it.**
2. **They only way to reserve a device is to know someone who has invested in the project.**
3. **We will not open the device to public until all purchase codes has been redeemed.**

HOW PURCHASE CODES ARE PERKS:
The perks in purchase codes are simple. Don't have a purchase code?
The you will have to wait like the general public, until we release on the open market.

Invest in Arygin and have purchase codes. Enjoy the benefits
of having the device before it is release to the open public and you can share or sell your
purchase codes to whoever you like.

Our motto is "it is better to show you, than tell you", which is a big part of our marketing strategy with our purchase codes. You might invite some friends over and decide to order a movie. Your friends are going to ask you "what is this product and how do I buy one". You are our sales team by simply promoting the device to your network of friends, family, and co-workers simply by using the device and app, because the product speaks for itself. Purchase Codes are design for the exclusive reservation of the product. Purchase codes allow a person to reserve their device for purchase. Investors that invested a significant amount will not need a purchase code and will be included in the first production of the 2,000 units. Purchase Code Perks are what we called an investment buy back program, if the potential in the company is overwhelming.

For example, if you invest a $100, you will receive a 100 purchase code to giveaway or sell. If you sell your 100 purchase codes at $2 a code, you could potentially receive $200. This cover your initial investment cost $100, as well as a $100 profit and plus equity in the company.

EARLY BIRD INVESTORS

1st 24 HOURS

Investors who invest in the first 24 hours will receive 50% bonus shares.

Next 24 HOURS

Investors who invest in the next 24 hours will receive 30% bonus shares.

Last 24 HOURS

Investors who invest in the last 24 hours will receive 20% bonus shares.

PURCHASE CODE PERKS TO ALL INVESTORS

All investors will receive purchase codes for the Arygin ONE, when the Arygin ONE goes on sale.
Investors that invest $10,000 or more will be included in the Beta Testing, free device

Anticipated Dates:
Purchase Codes Sent Out : **October 1, 2020** (anticipated)
Beta Testing Date: **March 1, 2020** (anticipated)
Public Opening Date: **January 1, 2021** (anticipated)

*All perks occur after the offering is completed.

BETA PILOT PROGRAM

25,000 BETA SUBSCRIBERS (Anticipated)

1-Year Beta Testing Program



We will select a 100 investor to beta testers our services 90 days after full funding is reached and closed. These investors will be selected to purchase the device and participate in our beta test.

Beta testing will include:

- Device Purchase
- Arygin Premium Monthly Subscription
- Live TV Subscription
- Concierge Services

Note:

- Level 0 & 1 are the only investors that will be selected in the Beta Testing Raffle.
- Level 2, 3, 4, & 5 Perks are excluded from the 1,000 selected investors as they will be included automatically.

PRE-MONEY EVALUATION

OUR CALCULATIONS WAS PROJECTED BY THE NUMBER OF SUBSCRIBERS ONLY. WE DID NOT INCLUDE REVENUE FROM DEVICE PURCHASES, BECAUSE THE PRICE IS NOT FIRM.

PRODUCT

25,000 USERS X $149.99 =

$3,749,750

THIS PRODUCT IS A ONE-TIME PURCHASE ONLY!

THE PRODUCT COST IS ANTICIPATED AND THIS COST IS NOT FIRM. WE WILL NO MORE AFTER WE COMPLETED OUR PROTOTYPE TO GIVE A MORE DEFINITE COST OF PURCHASE

SUBSCRIBERS

25,000 USERS X $14.99/MO =

$374,750/MO

$374,750/MO X 12 MO =

$4,497,000/YEAR

Net Cost of 25,000 units at $100 per unit is $2.5M.
The cost per device is potentially a $100 per unit.
Net Profit is anticipated to be $1,249,650.

Net Cost of Application is a one-time cost of $150,000.
Net Profit is anticipated to be $4,122,250 in the 1st year.

100 INVESTORS WILL BE SELECTED FOR A CHANCE TO PURCHASE DEVICE TO BE INCLUDED IN OUR BETA TEST. INVESTORS THAT MEET THE MINIMUM INVESTMENT FOR A FREE DEVICE IS NOT INCLUDED IN THE 25,000 USERS.

We have several strategies for potentially generating revenues in the 1st quarter of 2020. We potentially will sale 2,000 units a month at manufacturing cost of $50 - $100. **(Note: Cost per Unit of wholesale depending heavily on our ramp up production.)** The price for unit could potentially range from $149.99 - $249.99 per unit.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

NET COST AND HOW WE INTEND TO GET REVENUE

We have project starting earning revenue in the 1st quarter of 2020. The net cost of the revenue will range anywhere between $50 - $100 per unit, depending on how many units we will be manufacturing. We are potentially going to produce a significant amount of devices to get the manufacturing to at least $50 per unit. Investors, their friends, families, and colleagues will only be able to reserve the device with our purchase codes. So this is an Exclusive product and service until we are ready to launch publicly. We will create social marketing contest to giveaway a free device as well to create some brand recognition for the company. Creating an exclusive offer to join the "Who's Who Club" to test our service. We will be attending social events, networking with our communities and others, give bloggers and media outlets purchase codes as well to create a value to their readers. Our ultimate goal is to obtain at least 2,000 subscribers per month.

24,000 - 50,000 SUBSCRIBERS

We project onboarding 2,000 subscribers per month. This is to test, debug, and test the integrity of the application as more people join the platform. If we can potentially reach 2,000 subscribers per month, we will achieve our goal of 24,000 subscribers per year.

SALE YOUR PURCHASE CODES

Sale your purchase codes to someone who wants to reserve their device tells us two important things. The device is in high demand and it weeds out the individuals that are not seriously committing to purchasing our product.

By exclusively investing in Arygin early allows for you to be our biggest advocates of our service. You will also test news features and recommend holding on certain features as a later update.

DURING BETA PROGRAM

We intend to receive sales during our beta program for ticket sales and Arygin subscription services. If your perk allows for a free subscription period, then your subscription services begin from time you signup to the allotted time of your investment perk. All investors will still have to pay to stream premium movies as the ticket profits will go to the movie studios and theaters. Additional add-ons will be available for purchase, if you just want to try our service. Businesses are allowed to beta test our B2B services, as well.

SHOW & TELL / WORD OF MOUTH

This is potentially our best method for advertising our product in such a quiet manner. This allows for only specific people to be brought into the fold. We will send device to "The Who's Who" in the media industry to create buzz that surround our project. We will let one top media reporter or exec to test our services for a potential write up about the services and the platform. Investors who have invested a significant amount will get to show off their new devices and service to friends, family, co-workers, and associates and creating a buzz in your network.

HOW IT WORKS





Images are an example of how our our product is intended to work. Product is currently pre-prototype.

NEW MOVIES ARE COMING TO HOMES FASTER THAN YOU WOULD THINK

The media streaming business is changing how we consume media. As consumers, we expect our media to be fast, reliable, and convenient. With Arygin, you can potentially watch new movie releases, pay-per-view content, and so much more in the comfort of your own home?
Sources: Variety / Hollywood Branded

CURRENT STAGE OF DEVELOPMENT

The current stage of application wireframes and UI/UX designs are completed, our basic people counting algorithms has been coded, but has not been tested to the actual device itself. We are raising funds to complete the full development of the Arygin device.

Application Wireframes



App Infrastructure



Minimum Algorithms



Algorithm C (*Chase's sequence*). This algorithm visits all (s,t)-combinations $a_{n-1} \ldots a_1 a_0$, where $n = s + t$, in the near-perfect order of Chase's sequence C_{st}.

C1. [Initialize.] Set $a_j \leftarrow 0$ for $0 \le j < s$, $a_j \leftarrow 1$ for $s \le j < n$, and $w_j \leftarrow 1$ for $0 \le j \le n$. If $s > 0$, set $r \leftarrow s$; otherwise set $r \leftarrow t$.

C2. [Visit.] Visit the combination $a_{n-1} \ldots a_1 a_0$.

C3. [Find j and branch.] Set $j \leftarrow r$. If $w_j = 0$, set $w_j \leftarrow 1$, $j \leftarrow j+1$, and repeat until $w_j = 1$. Terminate if $j = n$; otherwise set $w_j \leftarrow 0$ and make a four-way branch: Go to C4 if j is odd and $a_j \ne 0$, to C5 if j is even and $a_j \ne 0$, to C6 if j is even and $a_j = 0$, to C7 if j is odd and $a_j = 0$.

C4. [Move right one.] Set $a_{j-1} \leftarrow 1$, $a_j \leftarrow 0$. If $r = j > 1$, set $r \leftarrow j-1$; otherwise if $r = j-1$ set $r \leftarrow j$. Return to C2.

C5. [Move right two.] If $a_{j-2} \ne 0$, go to C4. Otherwise set $a_{j-2} \leftarrow 1$, $a_j \leftarrow 0$. If $r = j$, set $r \leftarrow \max(j-2, 1)$; otherwise if $r = j-2$, set $r \leftarrow j-1$. Return to C2.

C6. [Move left one.] Set $a_j \leftarrow 1$, $a_{j-1} \leftarrow 0$. If $r = j > 1$, set $r \leftarrow j-1$; otherwise if $r = j-1$ set $r \leftarrow j$. Return to C2.

C7. [Move left two.] If $a_{j-1} \ne 0$, go to C6. Otherwise set $a_j \leftarrow 1$, $a_{j-2} \leftarrow 0$. If $r = j-2$, set $r \leftarrow j$; otherwise if $r = j-1$, set $r \leftarrow j-2$. Return to C2. ∎

WHAT WE BEEN DOING....

Completed Feasibility Study

ARYGIN FEASIBILITY STUDY CHECKLIST

- ✓ What are the major pain points for Arygin customers?
- ✓ What are the major blockers for Arygin adoption?
- ✓ Can we achieve the maximum protection for media content providers?
- ✓ Can we achieve going to market without industry disruption?
- ✓ Can we be cost competitive up front with a faster return on investment?
- ✓ Can we achieve partnerships with major media companies to adopt our new technology?
- ✓ Can we achieve scalabilty with our media market?

Testing Piracy & Encryption Protocols



Selected Components



Completed Our Concept Design



"Computer generated image, final product may vary"

Meeting With Customers & Partners



We Have A Plan





IDEA
PRODUCT RESEARCH
MARKET RESEARCH
FEASIBILITY PROOF
GO-TO-MARKET STRATEGY
RAISE FUNDING
DESIGN & BUILD PROTOTYPE
BETA TESTING
MARKET & RAISE FUNDING
MANUFACTURING
PRODUCT LAUNCH

ONE SYSTEM TARGET 3 MARKETS

$250B TOTAL MARKET COMBINE

  

Movie Industry	**Advertising Industry**	**Big Data Industry**
$30 Billion	$178 Billion	$42 Billion
Source: Statista	Source: Recode	Source: Statista

THE PROBLEM

 

TIME RESTRAINTS

MOVIE THEATERS PROFIT LOSS ARE DUE TO TIME RESTRAINTS AND AVAILABILITY. WE ARE LIVING IN A FAST-PACED TECHNOLOGY SOCIETY, AND THE MOVIE STUDIOS AND THEATERS HAVE BEEN VERY SLOW TO CATCH UP TO OUR FAST-PACED ENVIRONMENT. TIME RESTRAINTS THAT ARE PUT ON MOVIE SHOWING HAS ALSO DECREASED THEIR PROFITS AND ATTENDEES. WHICH IS WHY MONDAY THROUGH THURSDAY, NEARLY EVERY MOVIE THEATER PARKING LOT IS EMPTY AND THE WEEKEND IS WHERE THEIR REVENUE COME IN.

Sources:
Stock Monkeys
Uproxx

RESTRICTED SEATING

NO ONE LIKE THE WORSE SEATS IN THE HOUSE. IF WE DON'T GET THE SEATS THAT ARE MORE COMFORTABLE TO US AND EASY ON THE EYES, THE AVERAGE USER WILL EITHER TRY TO PURCHASE ANOTHER TICKET BASED ON THEIR AVAILABILITY OR WAIT FOR THE MOVIE TO BE AVAILABLE ONLINE. AT THAT POINT, MVOIE STUDIO LOST A SALE THAT WOULD HAVE BEEN INCLUDED IN THEIR FIRST RUN PROJECTIONS.

Sources:
Chicago Tribune
Business Insider

 

IMMOBILITY

THIS IS A PLAGUE FOR OUR SENIOR CITIZENS ON A DAILY BASIS AND EVEN IF THEY WANT TO ATTEND A MOVIE THEATER. THERE IS ON APPROXIMATELY 4 CHAIRS FOR OUR DISABLED OR ELDERLY IN MOVIE THEATERS. WHICH IS REQUIRED BY LAW, THEATERS ARE MANDATED TO MAKE APPROXIMATELY 10% OF THE THEATERS SEATS ACCESSIBLE, SO OBTAINING THE TWO TO FOUR WHEELCHAIR SPACES CAN BE LIKE MUSICAL CHAIRS.

Sources:
IGN
Wheelchair Travel
Backstage

LACK OF CONVENIENCE

ATTENDING MOVIES THEATERS IS NOT CONVENIENT FOR THE AVERAGE SIZE FAMILIES, SENIOR CITIZENS, SINGLE PARENTS, OR WORKAHOLICS. AS WE FIND OUR DAILY SCHEDULE OR OUR WORK HOURS TO CHAOTIC TO GO AND WATCH A 2-HOUR MOVIE.

Sources:
CinemaBlend
PG Citizen

THE SOLUTION



Images are an example of how our our product is intended to work. Product is currently pre-prototype.

The unique patent pending device that detect the number of viewers for a true pay-per-view pricing for watching media content at home. The device will charge per person as if you were attending a movie theater venue with the exception of no concession and allowable controls for content, such as: pausing, playing, and rewinding. This will allow for the movie studios and theater to capture the maximum profits of ticket sales by charge per person for online streaming. (The Founder Giovanni owns the pending patents and they will be transferred to the company "Arygin Corporation" when the the funding is closed.)

WHY ARYGIN

The movie industry is headed in the direction of releasing new movies in the home of the consumers faster and this is why we believe "The Arygin Project"   could potentially be the future of media streaming

In 2017, over 48.7 million media streaming devices have been sold worldwide, and the industry is estimated to yield over 122.7 million units in 2023. The largest population, of the estimated 33.3% cord-cutters, are parents between the ages of 25 and 45, who also happen to be the largest consumers of media streaming technologies. According to surveys, 54% of the consumers who prefer streaming new movie releases in their home.

Sources:

NPD | Variety | Statista | Entertainment | PEW Research



MAIN REASON FOR SEEING FEWER MOVIES

11% - Cost of Concession

13% - It's inconvenience

21% - More options from streaming services

45% - Total Percentage That Could Potentially Subscribe To Arygin Services

We are targeting the "cost of concession", "the inconvenience", and "the streaming services". This makes our total percentage of 45% of potential consumers that will subscribe to our services.

Main reasons for seeing fewer movies in theaters than five years previously among adults in the United States as of February 2018

Primary reason for watching fewer movies in the United States 2018



Source:

Statista

CONSUMER MOVIE VIEWING PREFERENCES

54% - At Home

22% - Both Equally

76% - Total Percentage That Could Potentially Subscribe To Arygin

Do you prefer to see movies in a movie theater or wait for them to come out on home release?

Preferred place of movie consumption in the U.S. 2018



Services

We are targeting the 76% of viewers who prefer to see their movies at home, which result in a loss of profits because they prefer movie streaming services . The potential for our project could be a huge market for our services.



Source:
Statista


Frequency of going to movie theaters to see a movie among adults in the United States as of October 2018
Frequency of going to the movies in the U.S. 2018
1%
1%
4%
8%
19%
54%
14%
Every day
Several times per week
About once per week
Several times per month
About once per month
Less often than once per month
Never

Source:
Statista

FREQUENCY OF GOING TO THEATERS

54% - Less Often Than Once Per Month
19% - About Once Per Month
14% - Never

87% - Total Percentage That Could Potentially Subscribe To Arygin Services

From "About Once Per Month", "Never", to "Less Often Than Once Per Month" is our biggest possible potential of subscribers. The total percentage alone is astronomical. Our research shows that we have a 87% user base of consumer to subscribe to our service.

OUR TARGET AUDIENCE

WHO ARE BUILDING IT FOR



SENIOR CITIZENS

Senior citizens is plague without an option of seeing movies in theaters. Crowds can be to loud and obnoxious. Now, the movie-goers tend to be the younger generation. So why not bring the movies to you!



FAMILIES

This is for the large families that want to see movies, but for a family of 4 or 5, this can be very expensive when you add up all the cost. We remove the additional added cost, and now movie nights just got better!



SINGLE PARENTS

This is for those single parent that can not find a babysitter to enjoy the night out. Now you can put your little ones to sleep, turn on Arygin, purchase your tickets, and never miss a movie again!



DISABLED CITIZENS

This for all of our disable citizen that is plague with immobility. We are bringing the movie to homes, just for you. It's like playing musical chairs in the theaters, because there are not that many seating arrangements for you!



COUPLES

Enjoy your chick flick with your love one! Then come home and turn on Arygin and catch that film you wanted to see. You can make it a date night at the house. Cook or order dinner, & purchase your tickets!



SOCIALITES

Family is in town for the holidays or you just having a large gathering of family and friends. Watch new movie more conveniently in your home with Arygin. Invite to your Watch Party or covered the whole event.

OUR COMPETITION

amazon fireTV   tv   Roku TV   prime video



Even though these huge media streaming providers are our competition, none of those service providers can provide an individual ticket price per consumer viewing for new movie releases.

FAIR MARKET OPPORTUNITY



Fair Market Opportunity means every film released will potentially have a fair chance to increase their profits by online media streaming movie tickets to consumers on a pay-per-view basis (which means that any consumer within our system field of view will charged the primary user ticket pricing for each viewer that is watching the content).

Arygin created the fair market opportunity for Movie Studios and Theaters to work together to create a fair opportunity for every film that is going to be released. This will potentially allows for each film to gain their maximum profits during their opening night and week with Arygin.



Streaming Media. Redefined.
THE ULTIMATE STREAMING PLATFORM

Images are an example of how our our product is intended to work. Product is currently pre-prototype.

EMBRACE THE CHANGE

Technology has upended most of the media industry, but one thing that hasn't changed is the new movie business: If you want to see most films when they're released, you have to go to a movie theater to watch them. That is finally going to change, says MoffettNathanson analyst Robert Fishman, in part because the movie studios want and need it to change, and in part because Netflix is going to push the industry forward whether it likes it or not.

That is probably good news for you, a person who wants to see movies wherever you choose to watch them. That is bad news for the movie theater companies.

The studios are pushing for a new "window" which would let you see a new movie at home, for an extra fee, before the standard 90-day waiting period after it opens in theaters.

Source: Recode

SO AGAIN, WHY ARYGIN?

Arygin is designed to keep theaters in business and potentially increase more profits. Arygin Corporation will work with movie theaters, movie studios, tv networks, cable providers, and media companies. We believe Arygin can potentially become the technology that revolutionize the media industry, and keep their business intact with their one of a kind solution.

HOW WE INTEND TO EARN REVENUE

BUSINESS TO CONSUMER (B2C)





ARYGIN
BASIC PLUS
ARYGIN BASIC $8.99 PER MONTH / ARYGIN PLUS $14.99

ARYGIN
LIVE TV
ARYGIN BASIC | ARYGIN PLUS | ARYGIN BIG

ARYGIN BASIC SUBSCRIPTION:
Monthly Subscription
Free Content Library Only
$7.99/mo

ARYGIN PLUS SUBSCRIPTION:
Monthly Subscription
Free Content Library
Premium Access To Purchase Online Tickets
$14.99/mo
Pricing Subject to Change

ARYGIN LIVE TV: (Add-On)
Monthly Subscription

51 Prime Channels Included
Stream up to 4 Devices
Cloud DVR Included

Additional $50/mo
Pricing Subject to Change

BUSINESS TO BUSINESS (B2B)


ADVERTISE WITH OUR PATENT-PENDING
INTERACTIVE
LINEAR TV ADS

AD PLATFORM
Patent-Pending

$45 CPM for 30 sec x **3** days x **4** weeks x [**$0.50**(Morning) / **$1.50** (Prime) / **$0.50**(Midnight)] = **$810** 30 Sec Prime Aria Ad

(Calculation Method: $CPM x 3 x 4 x 1.50)
Pricing Subject to Change


BIG DATA
ANALYSIS & REPORTS

ARIA PLATFORM
Patent-Pending

$99 - Pay As You Go Report
$199/mo. - Monthly Content Subscription
$4000/mo. - Monthly Catalog Subscription (25 Titles)
$8,000/mo. - Monthly Catalog Subscription (50 Titles)
Additional **$99** per Employee Access
Pricing Subject to Change


CONCIERGE
SERVICES

CONCIERGE SERVICES
Patent-Pending

Price Depend On Service Rendered

APPLICATION INFRASTUCTURE

OUR 2 MAIN FOCAL POINTS OF OUR APPLICATION

"Never Compromise" is the Arygin Corporation that we believe our partners, investors, businesses, and consumers should live by.

PIRACY



The report found that while optical disc piracy continues in many countries including in China, India, Mexico, Peru, and Vietnam, "online piracy is the most challenging copyright enforcement issue in many foreign markets. Stakeholders report some positive developments on efforts to combat online piracy. For example, in China, right holders are encouraged by initial actions to curb online piracy, including National Copyright Administration of China action against unlicensed music platforms and Beijing Copyright Enforcement Department action against an unauthorized subscription service offering online ebooks and journal articles. However, more needs to be done."

Source: Deadline

PRIVACY


Information systems
Protection
Internet attack
Cyber security
Internet
Computer

Technology is changing our concept of privacy. A world without music streaming, binge-watching shows or using our smart devices to manage our lives isn't a world many of us would choose to live in. We have grown accustomed to the ease with which technology enables our lives. Yet, our reliance on and comfort with technology creates a constant erosion of our privacy — and sometimes we're not even aware of the tradeoffs. Given all of this, the question is, in our modern world, is privacy even possible? And if not, what level of control should we reasonably expect as consumers?

Source: Forbes

JOIN US ON THIS VENTURE

BE PART OF THE REVOLUTION



INVEST IN THE FUTURE WITH ARYGIN

Images are an example of how our our product is intended to work. Product is currently pre-prototype.

Note: This will be an exclusive product only until we are ready to go public. Only allowable purchases for device during this timeframe will be from an invite only system. Investors can send invites to whoever they that want to purchase our product. No invitation! No device! This is an exclusive product until further notice.

EXIT STRATEGY

We anticipate three potential exit strategies, which could potentially take place:

1. Acquisition/Merger
Based on our potential sales performance and/or growth of our user base, we could be acquired by a larger media company.

2. Private Marketplace
A listing of the company on a private marketplace could include StartEngine Secondary, SharesPost, or Nasdaq private market, etc. The private marketplaces provide semi-liquidity to the shareholders of private companies.

3. Initial Public Offering
This event could occur, if our products are widely known and sales are high. This strategy has the advantage of retaining existing management and product development teams, to continue producing new related products.

F.A.Q

Why did you start Arygin Corporation?

We started Arygin Corporation because we love movies, and love supporting them. Our team believes that media streaming is the future of movies, but doesn't believe in delivering online higher priced tickets, just because that's the only pricing model you can think of. We think that the continuous increase in media streaming is causing a decline in movie goers. People who love and support theatrical films love their movies, and cord-cutters LOVE their streaming services. But with the recent announcements of high priced options for early movie releases, the lack of real effort in delivering a great media streaming solution, and the desire to keep prices at the appropriate price point meant someone has to step up and perform; this is the purpose of Arygin.

Source: Forbes

How will you get your product to market?

First, we will build the device and infrastructure of the application, which is the most critical part of our project success. This will allow movie theater and movie studio executives to beta-test the application and device during our meetings. After the initial test, we plan to make changes to our application according to their request. Once they approved the device and infrastructure, we will request a 25,000 user beta-test, which will allows us and our users to detect bugs and flaws within our application and make all the appropriate changes as needed. Theaters and movie studios will be allowed to partner with Arygin for our public release.

Netflix has the largest lead in media streaming industry, what makes you different?

Netflix has a substantial lead in the market, a large team, with a tremendous amount of capital to spend. It's important to remember that competition is not scary, that we learn from both their success and failure.

- We're focused on building a product people can afford immediately, without the necessity for long-term returns on investment.
- We're taking an alternative approach to media streaming technology and integration into media platforms to facilitate a better customer experience for movie lovers and cord-cutters.

How much has the founder invested into this project?

Giovanni Austin has already invested approximately $131,000 towards hiring a patent attorney, filing 9 provisional patents and hiring an engineering firm for project feasibility report of the prototype, engineering design, drawings, 3D models and cads, and application. He does not have much more in savings (and supports a wife and child), but will gladly put his last dime into this project.

Why are you raising $1 million for the project?

One million will definitely get the project off the ground, but we will only be able to produce a small run for beta testing, which will be minimum units we can purchase for manufacturing and we will only be able to operate for 1 year. Also, the main concerns of our project with license content holders and distributors will be security issues and piracy. The infrastructure to our platform is totally unique and nothing compared to its streaming predecessors. We have several trade secrets that we are implementing, encryption protocols, security protocols, privacy protocols, machine learning, and AI Intelligence in our streaming platform.

How will you be able to help theaters and movie studios without hurting their business?

This marketing information is our proprietary business method and trade secret, which will be shared with our lead investor after the offering has closed, because this information will detrimental to our business, if other companies knew our go-to-market strategy.

When are you planning to start prototype development?

Once we reach $25k, we will close on our first initial round to pay the engineering firm $25,000 to start developing our prototype.

Why hire a firm for the development of your project?

Looking at it from a financial and time consuming aspect, we feel that hiring a reputable company with a full scale team would be faster and more productive to get the project into beta-testing, which will give us a 8 - 12 months in product development.

Are you thinking to take this project international?

Yes, we are already have started our WFOE in China. So this project will potentially be release in United States, Canada, or China first. We will keep all of our investors updated on this matter, as we get further along in our project.

Major media industries have pledged billions in investments to develop new streaming devices and services, how can Arygin Corporation compete?

Existing media industries are following the same path for media streaming devices and services. New device, new app, this content license only here, and that content is only license there, locking in movie distributors and license holders to a contract that not a viable business model especially if the content does not perform well in the theaters.

Arygin is blazing a different path of app platform infrastructure, focused on a purpose-built design versus normal application development. Arygin is taking a different, much faster route to customer acceptance of media streaming technology.

You're claiming to detect the number of viewers in a room, others are saying the technology doesn't exist or there will be privacy concerns, how can you make this work?

Arygin approach to all technology is simple. We start with the needs of our customer, then investigate existing technologies that are available today and what's available tomorrow. From here, we develop a solution that meets those expectations, not by bending the rules of what is possible, but by making what is possible work for us. Using this approach, Arygin is developing a media streaming solution, using off the shelf technologies available today, that achieves our goal for range, detection, piracy, and privacy.

Why do you project you will begin shipping your product in 2021?

Before we released the product, we want to have secured streaming agreements and partnerships with movie studios, tv networks, & movie theaters. Our system is design to increase their revenue and media industry companies will play a viable role in our success, so we used enough cushion to validate our project to be acceptable and a viable solution for the content providers.

validate our project to be acceptable and a viable solution for the content providers.

Why would theaters and movie studios accept your platform?

As a movie fanatic and entrepreneur, theaters and movie studios could potentially accept this technology, once the project has been proven in a tested market. This is not to replace their business by any means, it is just a viable solution to the service they already provide. Our go-to-market strategy is what will set Arygin apart from the rest of the media streaming services.

Why there is hardly no press mentions about Arygin?

We believe this situation is a very delicate one. We plan to stay ahead of our competition by not mentioning too much until the product and service is unveil. This is how we are going to protect our investors' investment by keeping much of this project as quiet as possible and staying 10 years ahead of our competition while the play catchup to infiltrate the market we are creating.

WHERE WE'VE BEEN, & WHERE WE HEADED

Media streaming have steadily increased over the years, and these services have been catching the media industry attention, and we felt it was time to start working towards a better solution.



4th Q(16')

RESEARCH

BUSINESS IDEA CONCEPT

Our founder & CEO begin researching the market, industry, pros and cons of every possible scenario.

1st Q(17')

PIRACY

PIRACY & PRIVACY CONCEPT

So we took a different approach to our concept, we designed backwards, such as Protecting License Holders Content Rights, then Consumer Privacy, & finally prototype design.

2nd Q(17')

PRODUCT & BUSINESS STRATEGY DEVELOP

Develop initial business strategy and perform feasibility discussion with others.

3rd Q(17')

VIABLE ALGORITHMS PROOF CONCEPTS

Minor algorithms developed for proof of concept.

4th Q(17')

Go To Market

PAIN POINT RESEARCH FOR GOING-TO-MARKET

Research the problems for going to market and address the issues and concern that the industry will have,

2nd Q(18')

ENGINEERING FIRM DEVICE FEASIBILITY REPORT

Contract design firm to report on the feasibility of our device and market research.

3rd Q(18')

PATENTED

9 PROVISIONAL PATENTS FILED

Filed 9 provisional patent with the USPTO under Giovanni Austin, which if the full $1,000,000 is raised, the patents will be immediately transferred to the company "Arygin Corporation".

2nd Q(19')

Launch on StartEngine

Now you can own a part of our company, Arygin. Thanks starts engine!

1st Q(20')

Unveiling Prototype

After securing funding, our first prototype will be built and fully functional. We will sent out special invites to our backers before we reveal the prototype to the public. (Anticipated)

1st Q(20')

Negotiating Licensing Contracts

Secure contracts w major studios, distributors, theat venues, tv network be a partner to the services. (Anticipat

In the Press

DIGITAL JOURNAL

SHOW MORE

Meet Our Team



GIOVANNI AUSTIN

Director, President, & CEO

Full-Time Employee - September 2018 - Current Arygin Corporation Giovanni Austin's professional life has been spent more than 15 years in the technology field. Over his many years as a developer and application engineer, Mr. Austin has also worked as a Creative Director for Tega Technologies in 2012 - 2014 designing, developing, and testing applications for multiple companies, including 5 Fortune 500 automobile companies. Currently he working at 1000Bulbs.com since 2014 (primary position) as a Senior Ecommerce Developer and Founder & CEO at his startup Arygin Corporation. Giovanni has started several companies and sold them for profit, always finding solutions to meet customer needs has been a way for him to be successful.





JODY HASSEMER

Chief Financial Officer

*Full Time Employee (40 hrs a week) - September 2018 - Accountant at Arygin Corporation 2001 - 2016 CFO/Director at Integra Realty Resources 2016 - 2018 Finance Manager at JLL 2018 - Current Principal at Overwatch Fund (primary position) Responsible for human resources and accounting/finance functions. Actively participated in mergers and acquisitions, as well as day to day operations. Financial reporting and budgeting, payroll, commission calculations, best practices, accounting system implementation. Carefully monitored and maintained gross margin through economic cycles. Manged operations (human resources, accounting and finance) of a commercial real estate company for over 16 years. Participated in mergers and acquisitions, best practice procedures, and held positions on the Executive Board and Compensation Committee. * Skilled at supporting team members in fast paced environment * Successfully maintained margins through economic cycles * Strong leadership and communication skills * Successful in recruiting quality staff and managing benefit plans * Highly autonomous and self directed * Selected as CFO of the year by the Fort Worth Business Press in 2010*





JASON SEIBEL

Operations Manager

Part-Time Employee (20 hrs a week) - 2018 - Current Operations Manager at Arygin Corporation 2015 - 2017 Senior Vice President of CACI International Inc 2017 - 2017 Vice President of Operations & Integration at Century Link 2017 - Current President & Consultant at Performance Management Group, LLC 2018 - Current Mentor/Advisor at Startup Virginia 2018 - Current Professional Lecturer at Virginia Commonwealth University. Dynamic executive, consultant, and educator with passion for disrupting status quo. Experienced as CEO, SVP, and business owner across multiple industries, disciplines, and organizational sizes. Led startups and turnarounds for range of organizations including Fortune 500 $250M subsidiary, and $750M federal portfolio. Challenges organizations to think critically, adapt, and explore adjacencies. Articulates vision and develops strategies to maximize growth, profitability, and industry leadership. Leverages technology and business acumen for measurable efficiency and profitability benefits.





JEFF BROKAW

Product Manager

Part-Time Employee (20 hrs a week) - 2018 - Current Product Manager at Arygin Corporation 2014 - Current Charolette Chapter Director at Startup Grind 2014 - Current Managing Partner/Co-Founder at Unrivaled Enterprises 2016 - Current Managing Partner at Rock-A-Print 2017 - Current Chief Technology Officer/Board Member at FaaStrak 2018 - Current Co-Founder/Director of Entrepreneurship at Tabbris. Jeff Brokaw has over 20 years of experience in digital marketing, web design, and entrepreneurship. He founded his first web design and web hosting company at age 14, and at age 16 he ran the IT department of a large stock brokerage firm. Jeff founded a second successful web design and web hosting company. Jeff also has experience in Venture Capital and has assisted in raising numerous funding rounds for startups as well as assisting in building companies from the ground level. He is currently a board member at several rapid growth startups as well as an advisor, consultant and more for technology companies across the globe.





MARCIN STRYCZEK

Senior Art Specialist

Part-Time Employee (20 hrs a week) - 2018 - Current Senior Art Designer at Arygin Corporation 2014 - 2016 Freelance Designer at National Basketball Association (NBA) 2015 -2017 Agency Art Director at Next/Now 2017 - 2018 Senior Visual Designer at Gogo 2016 - Current Onwer/Creative Director at Marcsa Creative Studio 2018 - Current Senior UI Motion Designer at The Marketing Store. Marc in is a versatile and well-rounded senior level creative; a visual problem-solver with a number of years in the industry to support my abilities. Having had the benefit of working with a range of different small to large scale teams including agencies, in-house teams and through freelancing, he have been able to develop a varied creative skillset for solving many different types of challenges under various circumstances. He is motivated, passionate and consistently looking to improve himself and his work. His continuously evolving drive for pursuing my own creative capabilities has privileged him to work with a multitude of different clients across a number of different industries, from startups to Fortune 500 companies.













JESSICA HOLCOMBE
General Counsel

Part-Time Employee (20 hrs a week) - 2018 - Current General Counsel at Arygin Corporation 2008 - 2012 Corporate and IP Licensing Attorney at RMKB 2017 - 2018 Candidate for US House of Representatives at California District 1 2012 - Current Outside Corporate Counsel at The McClatchy Company 2012 - Current Corporate and IP Licensing Attorney at Holcombe Law Group Advising emerging companies and established corporations on business entity formation, SaaS and IP licensing, financings, private placement securities exemptions, employment agreements, commercial contracts, trademarks, regulatory matters, privacy policies, import and export regulations, and ecommerce law. Advised tech companies and multinational clients on corporate governance, mergers and acquisitions, debt and equity financings, capitalization structuring, SaaS and IP licensing, ecommerce law, trademarks, real estate leasing, securities regulations, employment agreements, stock option plans, and commercial contract negotiations. Acquisitions included VMware's purchase of Trango, Cloudmark's purchase of Bizanga, and ECA Group's purchase of Triton Imaging





KANIKA RADHAKRISHNAN
Patent Attorney

Part-Time Employee (20 hrs a week) - 2018 - Current Patent Attorney at Arygin Corporation 2014 - 2016 Board Member- Pro Bono Committee Chair at South Asian Bar Association 2004 - Current Experienced IP Attorney/Advisor to Startups at Evergreen Valley Law Group 2016 - Current Member of the Board at Narika A go-getter entrepreneur and seasoned legal professional with years of experience working with Fortune 500 corporations and mid-sized and start up companies. I started Evergreen Valley Law Group in 2004 with the singular goal of providing an alternative to big law firms for cost-conscious and quality-conscious clients. When we first started, our clients were primarily start ups. However, in the ten years we have been in existence, we have worked with a mixed set of clients ranging from Fortune 500's to start ups and big law firms. Our niche lies in patent drafting and prosecution, trademarks and copyrights. We have had the pleasure of working closely with start ups which eventually got acquired or had great exits. Some examples being Denali Design Systems, Cosmic Circuits (both acquired by Cadence) Archpro Design Automation and Virage Logic (both acquired by Synopsys.)





SHAMIUR SHAON
UI/UX Designer

Part-Time Employee (20 hrs a week) - 2018 - Current UI/UX Designer at Arygin Corporation 2017 - Current UI/UX Research & Designer at NetDot Bangladesh Talented UI/UX Designer with 3+ years of experience, seeking to elevate UI at NextDot Pty. As a UI designer on Fiverr received 95% client satisfaction scores & completed 100% project on time. Experience optimizing user engagement for brands such as SK+F, Brac, Orko, etc. Provide a compelling user experience to improve brand loyalty, customer retention and visit-to-order ratios.





LORI REVILLA
Public Relations Manager

Part-Time Employee (20 hrs a week) - 2018 - Current Public Relations Manager at Arygin Corporation 2003 -2009 President at Lori Revilla PR 2017 - Current Event Consultant at Events From Lori 2008 - Current Event Consultant Owner and Event Consultant of full-scale event and entertainment company specializing in event planning and interactive shows for all corporate and social gatherings: • Planning and creation of corporate events, tradeshows, conferences, community events, dinner shows, including timelines, layouts, menus, coordination with venues and other vendors • Planning and coordination of interactive scavenger hunts, mock wedding shows and team building • Public Relations and associated marketing programs • Clients include Motorola, Florida Atlantic University, Great Dane, Tom Thumb, numerous cities, arts councils and associations





BECCA GASTIN
Public Relations Specialist

Part-Time Employee (20 hrs a week) - 2018 - Current Public Relations Specialist at Arygin Corporation 2014 - Current Savannah Area Network Alumni Relations at Georgia Southern University Alumni Association Becca is no stranger to networking and getting our customers familiar with our brand, as she will take point on our social marketing and strategy to create brand awareness.



MARCUS JOHNSON
Lead Content Writer

Part-Time Employee (20 hrs a week) - 2018 - Current Lead Content Writer at Arygin Corporation 2014 - 2014 Content Writer at Life Science Connect 2015 - 2017 Content Writer at Generic Pharma 2.0 2015 - Current Marketing Writer at CertifiedCoaches.com 2013 - Current Content Creator Self-Employed Johnson is a Political Scientist who excels in bringing a unique perspective to every piece, offering a fresh insight on current events. Outstanding research skills and extensive experience in writing and editing political content. Highly skilled in the art of simplifying complex concepts and working within a strict deadline. Core competencies include copy writing and editing, qualitative research, and web analytics.





SHAYA SHIVERS
Sales Manager

Part-Time Employee (20 hrs a week) - 2018 - Current Sales Manager at Arygin Corporation 2014 - Current Relator at Fathom Realty Shaya has experience with face-to-face customer experience and closing deal. She will be very effective in creating our sales strategy, pricing, and pain point for services.





JULIAN CICONE
Cinematographer

Part-Time Employee (20 hrs a week) - 2018 - Current Cinematographer at Arygin Corporation 2016 - 2017 Producer/Director @ Los Angeles Independent Film & Entertainment 2008 - Current Filmmaker/Photographer worked as Freelancer 2017 - Current Founder/Executive Producer at Authentic Lore What sets me apart from other candidates and will make me a valuable addition to your team is my ability to maintain the highest performance standards combined with people skills. I actively seek to build lasting relationships with my employer and its clients. The passion and skills I have, drive me to deliver high-quality work every day. With excellent organizational and communication skills, an outstanding work ethic and the ability to work well in both team-oriented and self-directed environments. I am positioned to exceed your expectations as a reliable, responsible and professional individual. Dedicated, highly motivated and eager to begin and would love to prove that working for you.



Offering Summary

Maximum 2,140,000 shares* of Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See early bird investor bonuses below.

Minimum 20,000 shares of Common Stock ($10,000)

Company   **Arygin Corporation**

Corporate Address	Arygin Corporation 13155 Noel Rd. Suite 900 Dallas, TX 75240
Description of Business	Development of Social TV App and Device - a media streaming app & device that allows people to watch movies that are in theaters, lowering pay-per-view cost, theatrical performances, and live concerts, & live tv in the home while focusing on decreasing media piracy.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$100

EARLY BIRD INVESTOR BONUSES

1st Day

Investors who invest in the first 24 hours will receive 50% bonus shares.

2nd Day

Investors who invest in the 24-48 hours window will receive 30% bonus shares.

3rd Day

Investors who invest in the 48-72 hours window will receive 20% bonus shares.

Example:

If you invest $5,000 in the first 24 hours, you will receive 10,000 shares

with a 50% bonus shares of 5,000, so your total shares will be

15,000 shares for your investment of $5,000.

Perks*

* ALL INVESTORS *

*1 Entry for every 100 shares purchased

*100 Winners **(excluding Level 2 - 5 Perks, because beta testing seat is included)** will be selected within 90 days of completion of fundraising to participate in our beta pilot program.

*Offer excludes family and friends of Arygin employees

*Arygin ONE & TOUCH anticipated to begin shipping by late 2021(Anticipated)

*Award of Arygin Project is contingent on the success of Arygin Project starting production

Your investment over $100 or more will equal the number of purchase codes you will receive.

All the perks will follow as guided under their perk tier.

Level 0 Perks:

Less than $999 Investment

INVESTMENT MATCH PURCHASE CODES

10% OFF DEVICE PURCHASE PRICE

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 1 Perks:

$1000+ Investment

INVESTMENT MATCH PURCHASE CODES

25% OFF DEVICE PURCHASE PRICE

(1) Arygin Never Compromise Tee

1 Year Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

Level 2 Perks:

$5000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

(1) Free Device

2 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

Device Product (Anticipated Release Date January 1, 2021)

Level 3 Perks:

$10,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

5 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device our product and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

Level 4 Perks:

$25,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

10 Years Free Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

Level 5 Perks:

$50,000+ Investment

INVESTMENT MATCH PURCHASE CODES

(1) Arygin Never Compromise Tee

INCLUDED IN BETA TEST

(1) Free Device

Free Lifetime Premium Subscription

A special invite to the public unveiling event of the Arygin ONE and Services.

A special invite to a private beta demo event where future owners will be able to test device and our services and give their feedback.

With a commitment to purchase an Arygin ONE, investors will get an opportunity to participate in our pre-production beta-test project as part of our service trial program.

Device Product (Anticipated Release Date January 1, 2021)

*All perks occur after the offering is completed.

Purchase Code Perks

All investors will receive Purchase Codes to match their investment.

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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VIDEO TRANSCRIPT (Exhibit D)

<u>VIDEO 1</u>

Reserve Arygin

What's in the Box

Purchase Code

<u>VIDEO 2</u>

00:00 : Meet Jason and Susan.

00:02 : Jason and Susan love spending time together watching great movies on TV,

00:07 : but movies and cable TV can be expensive.

00:10 : Jason and Susan are paying over hundreds of dollars per month for cable

00:14 : and added expenses going to the theaters.

00:17 : That's a huge expense that makes Jason and Susan very sad;

00:20 : there has to be a better way.

00:22 : After Jason searched online, he found the solution.

00:26 : Introducing Origin App,

00:28 : but how does it work?

00:29 : It is very easy and effective,

00:31 : all you have to do is install Origin App on your Smart TV and subscribe to Origin services,

00:38 : connect Origin device via USB to your Smart TV,

00:41 : purchase premium content tickets per viewer,

00:44 : the system will charge per viewer within the Origin device detection range.

00:49 : A user has to be in the field of detection for a certain amount of time

00:53 : before the device considers a person a viewer,

00:55 : then it will charge the primary account holder.

00:58 : Premium content would be new movie releases, Pay Per View, live concerts, theatrical performances, and so much more.

01:06: So, what are you waiting for?

01:08 : Visit us at www.arygin.com

01:11 : and start watching anything you want on your TV.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.